

PITCH VIDEO ◼ INVESTOR PANEL

WHEN I WAS A HUMAN

Invest in PAWsitive entertainment for global audiences

wheniwasahuman.com   Los Angeles, CA   f ◙

Female Founder | B2C | Minority Founder | Entertainment | Film

Highlights



① Star Power Secured: We've got stars aligned, minimizing risks and validating our vision.

○ Seasoned Team: Our experiences in 300+ productions fuel our expertise and

2. Seasoned Team: Our experiences in 300+ productions fuel our expertise and passions.

3. Huge Market: 90 million U.S. households own dogs. Our movie is tailor-made for them and beyond.

4. Good Story Sells: Our screenplay debuted as one of the highest-rated scripts on Slated.com.

5. Proof of Concept: Based on a critically acclaimed short film distributed worldwide by Shorts Int'l.

6. Effortless Worldwide Reach: Crafted for Easy Distribution Across All Territories

Our Team



Akemi Kozu T. Executive Producer & Director

Hailed from Japan. After moving to the U.S., Akemi's been involved in over 100 films & TV productions during her 20+ years of industry experience. She's also the first filmmaker from Japan to raise capital on Wefunder for a film project successfully.

> The movie's story carries universal themes that should resonate with people anywhere in the world, serving as a poignant reminder of the power of self-discovery and finding strength in life's most transformative moments.



Takumi Saitoh Executive Producer (Japan)

Takumi is a celebrated actor, filmmaker, and photographer who's won numerous awards across Asia and Europe. His film work, including Shin Ultraman 13 Assassins by renowned director Takashi Miike, showcases Takumi's versatile creativity and talent.



Tyler Condon Producer



Tyler began his career working for Discovery, Nat Geo, Animal Planet, and Comedy Central. He then joined Sneak Preview Entertainment as Director of Development - developing & co-producing features including the remake of "Valley Girl" and "The Prank."



Maho Morita Producer

Growing up as a niece of world-renowned film director, Nagisa Oshima, Maho worked on film sets but later became a film journalist. In recent years, she is a film critic of TV network shows and the programming director at the local movie theater.



Jorge Agraz Associate Producer

Jorge grew up in the United States and Europe and holds degrees in Film Studies and History from Yale University. He has worked in production on commercials and feature films and is well-versed in film, post-production and visual effects.



John Hermann Production Consultant

John is a DGA member and a film producer. He most recently produced HBO's acclaimed new documentary series "McMillions" as well as "Standing Up, Falling Down," starring Billy Crystal which premiered at the 2019 Tribeca Film Festival.

Problems with Hollywood Film Industry

Hollywood studios are stuck in a mindless franchise and superhero spin cycle while many moviegoers CRAVE fresh and inspiring content.

Well, who needs the studios? We can create a movie we believe in, **TOGETHER.**

Our Solution to the Problem

Our Solution to the Problem

An Original Movie with a Positive Story for a Global Audience



What's "When I Was A Human"?

WIWAH is Based on the Acclaimed Short Film

WIWAH already has a successful prototype: a short film of the same title distributed worldwide by Shorts International, the trusted distributor for the Academy of Motion Picture and Sciences.

This proves that the movie has significant potential for a global hit.



When
I Was


a Human
"If your heart is in your dreams,
no request is too extreme...."
...even for a dog.
ADDIE AKEMI KOHZU
"WHEN I WAS A HUMAN"
DANIEL CHACÓN MARISA MICKEL NORMAN LEHNERT
JORGE AGRAZ TRUDY YEE
DAVID DOWELL CHAD DALBERG
ADDIE AKEMI KOHZU


"When I Was A Human" - Short Film ©2024 AKT Pictures LLC

🎉 WIWAH's Got Hollywood Stars 🎉

Based on the strong screenplay and our successful first round on Wefunder, the following amazing Hollywood stars are attached to WIWAH.

Danny Trejo ("Spike"& "Dr. Peacock")



Called one of the Greatest Character Actors of all time, Danny Trejo ("Machete," "Heat," "Spy Kids") plays Spike, Indy's BFF, who is more than he seems and holds the key to the whimsical story of WIWAH.

Danny's incredible career adds major production value to our project.



Danny Trejo Career Summary

actor as:	Movies	Domestic Box Office	Int'l Box Office	Worldwide Box Office
Supporting	37	$1,630,057,814	$1,620,861,576	$3,250,919,390
Leading	15	$26,626,424	$19,777,324	$46,403,748
Lead Ensemble Member	18	$84,346,150	$127,950,371	$212,296,521
Cameo	3	$84,137,126	$5,339,356	$89,476,482

Source: the-number.com

Danny's love for rescue dogs is well known in the community and was the primary reason he was one of the first cast members to sign on to the project. He brings his globally-recognized unique persona and extensive industry experience to the part of Spike.

Rebecca De Mornay ("Mrs. Peacock")

Rebecca De Mornay, known for her work in iconic movies such as "Risky Business" and "The Hand That Rocks the Cradle," has joined the cast as Ms. Peacock. Her recent work includes guest appearances on "Lucifer" and "Law and Order."



Ready to Invest? Click here!🍿

The Story in a Nutshell🌰

Movie, where "Benji" meets "Barbie"

WIWAH combines the classic underdog tale of "Benji" with a playful twist on storytelling and *a vibrant visual style* reminiscent of "Barbie," creating a familiar yet delightfully unexpected cinematic experience with global appeal.

Logline

A once-unwanted shelter dog magically turns into a human to win back his owner's affection, sparking a comical but poignant journey of self-discovery.

Seeing is Believing

Watch the trailer below is from *the short film that inspired our feature project.*



WIWAH's universal themes connect with audiences of all ages, making it a **sound investment with a proven track record.**

More Stars Are Aligned💫

These Hollywood stars have come on board WIWAH after reading our screenplay. This movie is that promising.

Molly Quinn ("Kimmy")



There's more; Molly Quinn from the movie, "We're the Millers"



and the popular TV series "Castle" has been attached to play our lovely heroine, Kimmy.



Her audition was so fantastic and emotional that it brought the director to tears!!

Adam Hagenbuch ("Jared")



Adam is known as the heartthrob "Jimmy" from the popular Netflix comedy "Fuller House."



Adam is attached to play Jared, Indy's nemesis and Kimmy's manipulative boyfriend!



Alex MacNicoll ("Craig")



Alex MacNicoll, known for his notable work in acclaimed Amazon Prime series "Transparent" and "Heart of Champions," joins our film as Kimmy's secret admirer, Craig!

With his exceptional sensibility and magnetic presence, Alex adds an electrifying energy to our project.



Johnny Jay Lee ("Indy")



Save the best for the last: Introducing Johnny Jay Lee, Hollywood's rising star, to play the lead character, Indy!! His impressive recent filmography includes standout performances in "NCIS: Los Angeles" and FX hit series "Snowfall."

Johnny's puppy-eye charms and brilliant performance as Indy are sure to grab worldwide attention!



What You Receive as Investor

💰125% (135% for Early Bird investors) of Principal. = Once the movie starts generating profit, you - as an investor - get paid before we do.

💰Full proportional share of 50% of the movie's global net profits. Each investor is on equal terms.*

👉👉 **Click here for more details**.

*Please refer to the Investment Terms for more details.

More questions? Let's Zoom ❗

🎁 Perks! Perks!! Perks!!

Level 1   All Investors

- A copy of the original short film of When I Was a Human. (A link will be sent by email.)

- Access to VIP Portal with behind-the-scenes updates and exclusive content from the film set during shooting

Level 2 $500+

- A "Special Thanks" credit with your name in the end credit of the movie.

- Plus, previous perks.

Level 3 $1,000+

- An invitation to an exclusive online event, Live Q&A with the director, producers, and cast (subject to availability).

- Plus, previous perks.

Level 4 $5,000+



- An invitation with ONE pair of tickets (2 tickets) to the red carpet premiere and after-party in Los Angeles. (Time and date TBD. Travel & accommodation are not included.)

- Plus, previous perks.

Level 5 $10,000+

- An invitation to JOIN THE PRODUCTION as an extra cast member for a filmed scene. (Travel and accommodations are not included.)

- Plus, previous perks.

Level 6 $50,000+

- An invitation plus one to visit our film set while we're filming WIWAH.

- Meet & Greet with the cast (subject to availability) and crew on the set during the filming. (Travel and Accommodations are not included. Filming date/location TBD.)

- Plus, previous perks.

Level 7 $100,000+

- A "Co-Producer" credit in the movie's end credits and on IMDb.

- An invitation plus one to join the cast and crew for the LUNCH PARTY ON THE SET. (Cast subject to availability. Date/location TBD. Travel and accommodations are not included.)

- TWO pairs of tickets (4 tickets) to the red carpet premiere and the seats in the VIP SECTION and the after party in Los Angeles. Time and date TBD. Travel and accommodations are not included.

- Plus, previous perks.

Level 8 $500,000+

- An invitation to the Japan Red Carpet Premiere event with a roundtrip AIR TICKET TO JAPAN. (Date/location TBD)

- A three-night STAY (Date/location TBD) in JAPAN

- An "Executive Producer" credit in the movie's end credits and on IMDb.

- Plus, previous perks.

How "WIWAH" Makes Money 🎬📊💰

Anticipated Revenue Streams

🍿 **Targeted limited domestic theatrical release & foreign sales**

This strategy not only helps us build up our brand recognition but also cranks up the film's appeal in foreign markets, where we're anticipating some serious cash flow.

🍿 **VOD distributions and pay & free TV platforms across multiple markets.**

They should provide a steady stream of revenue through licensing deals.















Google Play Movies & TV
amazon instant video
tubi
CRACKLE
prime video
hulu
Disney+
max
tv+
prime video
hulu
sling TELEVISION
prime video
hulu
Disney+

🍿 Other Ancillary

- To ensure long-term profitability, we'll also explore other ancillary avenues, such as home entertainment (Blu-ray), merchandise, and international broadcast rights, airlines, cruise ships.

A Case Study ~ "A Dog's Purpose"💵

> *"Forget about Avengers, Fate of the Furious, and Wolf Warriors. Forget about Ant-Man or Spider-Man or Thor. In China, Justice League is now in the dog house." - Rob Cain (Forbes.com)*



FROM THE DIRECTOR OF HACHIKO: A DOG'S STORY
A DOG'S PURPOSE

A humble little movie with no major talent attached to it and a small prior audience, "A Dog's Purpose" beat out "Justice League" and earned $88 million in China in 2017, becoming one of China's 25 top-grossing movies that year.

A movie featuring dogs and positive messaging - just like "When I Was a Human" - has incredible potential to attract the same attention.

Dog-centric Movies: Box Office Revenue vs. Budget

Active criteria

Production Method: Live Action
Production Country: United States
Keyword: Animal Lead
Min Runtime (min.): 90
Max Runtime (min.): 140

Min Budget (mUSD): 1
Max Budget (mUSD): 50
Min Release Year: 1990
Max Release Year: 2023

Released	Title	Genre	Source	Production Budget	Worldwide Box Office	Budget vs. WWB
2022	Dog	Comedy	Original Screenplay	$15,000,000	$84,677,678	564.52%
2019	A Dog's Journey	Drama	Based on Fiction Book/Short Story	$16,000,000	$78,867,205	492.92%
2019	The Art of Racing in the Rain	Drama	Based on Fiction Book/Short Story	$18,000,000	$33,773,963	187.63%
2018	Dog Days	Romantic Comedy	Original Screenplay	$10,000,000	$8,196,226	81.96%
2017	A Dog's Purpose	Drama	Based on Fiction Book/Short Story	$25,000,000	$203,055,427	812.22%
2015	Max	Adventure	Original Screenplay	$20,000,000	$43,658,157	218.29%
2010	Hachiko: A Dog's Story	Drama	Original Screenplay	$16,000,000	$47,707,417	298.17%
2008	Beverly Hills Chihuahua	Adventure	Original Screenplay	$20,000,000	$154,218,168	771.09%
2005	Because of Winn-Dixie	Comedy	Based on Fiction Book/Short Story	$15,000,000	$33,508,485	223.39%
2001	See Spot Run	Adventure	Original Screenplay	$16,000,000	$43,057,552	269.11%
2000	My Dog Skip	Drama	Original Screenplay	$7,000,000	$35,795,319	511.36%

Budget vs. Worldwide Box Office Average	402.79%

Successful Movies in Related Genre

Comedy, Fantasy, Whimsical, Fish-out-of-Water, Journey, Self-Discovery, Romance, Friendship, Dog-centric




Nothing is as simple as Black and White.
CHANNING TATUM
A filthy animal
unfit for human company
and a...
DOG
ONLY IN
MOVIE THEATERS
FEBRUARY
JOHNNY DEPP
WINONA RYDER
edward
SCISSORHANDS
Owen
WILSON
Jennifer
ANISTON
Marley & Me
"The Best Family Film Of The Year."

Our Team's International Advantage

Our team has a unique edge—we are globally connected to key regions such as Japan, China, Latin America, the UK, and EU territories.

The data below shows that the success of the movie hinges on the revenue generated from overseas markets.

Film Revenues: 🇺🇸Domestic vs. International 🌏

Box office	Domestic	International	Global
2022	$7.5B	$18.2B	$25.7B
2021	$4.5B	$15.5B	$20B
Increase from 2021	↑66.7%	↑17.4%	↑28.4%

The Hollywood Reporter

Sources: Comscore, Gower Street

The Cost & Time to Make WIWAH 📝

Our expert production team delivers top-quality films on a lean budget. With connections to Hollywood heavyweights, we've secured stellar talent and resources at unbeatable rates, maximizing your investment and keeping costs down.

Where the Money Goes 💸

*Above the Line
e.g., Producers, Writer, IP, Director, Casting Director, Principal Cast

*Production
e.g., Supporting Cast, Crew Wages, Animal, Equipment Rental, Art, Set, Wardrobe, Hair Makeup, Location Expenses, Travel, Food, Fringes, etc.

*Post Production
e.g., Picture, Sound Editing, Sound FX, Mix, Music, etc.

*Compliance
e.g., Wefunder Fees, SEC filing related expenses



How Long the Production Takes ⏰



Production Timeline

Post Production (3 mos)
- Picture, sound editing, VFX, music
- Secure all the sales
- Film promotion effort

Film Release 2025

Pre-Production (4 mos)
- Pre-production commences
- Funding procurement continues

Development
Packaging with talent attachments

Marketing & Distribution (3 mos)
- Lockdown distributions



Shoot (20 days)
• Principal photography begins
• Initial marketing effort
• Begin securing domestic and foreign sales
Fund Raise (4 mos)
• Equity Crowdfunding
• Tax Deductible Donations



UPDATE🙌WIWAH Champions Shelter Dogs!



when I was a human
LA Animal Services
We've Teamed Up with @LAAnimalServices to Save More Shelter Dogs Like Our Hero Dog, Indy! #ClearTheShelter

WIWAH isn't just a movie – it's a movement. That's what's happening as @LAAnimalServices and WIWAH come together to make a difference.

Our movie begins with Indy, an unwanted dog whose days at the local pound are about to run out before Kimmy saves him.

Indy's experience mirrors the journeys of countless shelter dogs, and our joint campaign with @LAAnimalServices allows us to raise public awareness of the welfare of dogs at local shelters.

WIWAH and @LAAnimalServices have united with a common goal – to find loving homes for shelter dogs and save as many furry buddies as possible. Follow us on **Instagram** and **Facebook** and share.



Questions? <u>Click here and reach out!</u>

Downloads

TRAILER- When I Was a Human short film .mp4

WIWAH-Deck 091823.pdf